Exhibit 1

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus, David Cresswell, Bruce Davidson and Frank Rogerson (together, "the Directors").

        Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
11 December 2003	12,939

        The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to a participant Director in the Company's Long Term Incentive Plan (LTIP) following the exercise of nil cost options granted on 27 November 2003 upon the satisfaction of the performance conditions.

        These shares were previously shown as contingent rights. Dr Rogerson subsequently sold ordinary shares of 10p each as detailed below in order to satisfy the Income Tax and National Insurance liabilities arising on the exercise of the options.

Name	Number of options exercised and shares acquired	Number of shares sold	Price per share (pounds sterling)
Dr Frank Rogerson	12,939	5,305	10.895

        As a result of the above, the Employee and Executive Benefit Trust now holds a total of 788,899 ordinary shares of 10p each in the Company.

T M Williams
Assistant Company Secretary